April 21, 2008

Securities and Exchange Commission

VIA EDGAR

Re:
Writers’ Group Film Corp.
Reg. Statement No. 333-147959

To the Securities and Exchange Commission:

Writers’ Group Film Corp. (the "Registrant"), hereby requests the acceleration of Registrant's Amendment No. 3 to the Registration Statement filed on Form S-1, to April 22, 2008 at 5 p.m. EDT.

This request is being made pursuant to Rule 461 under the Securities Act of 1933, as amended.

We hereby acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Writers’ Group Film Corp.

By:	/s/ Tal L. Kapelner
Tal L. Kapelner
President